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                     [LETTERHEAD OF EDGEWATER TECHNOLOGY]

Exhibit 99.1


Contacts:
Clete T. Brewer, Chairman and CEO                        Kim Polan/Susan Burns
(501) 973-6084                                           Citigate Sard Verbinnen
                                                         (212) 687-8080
Terry C. Bellora, Chief Financial Officer
(781) 246-3343

         EDGEWATER ANNOUNCES DISMISSAL OF SECURITIES LITIGATION MATTER

________________________________________________________________________________

     Wakefield, MASS. - May 30, 2001 - Edgewater Technology, Inc. f/k/a StaffMark, Inc. (NASDAQ: EDGW, www.edgewater.com, the "Company") today announced that the appeal by the lead plaintiffs to the Eighth Circuit Court of Appeals in the securities litigation matter filed against the Company in 1999 has been dismissed. The complaints that were filed in 1999 relating to this securities litigation matter were consolidated into one complaint in January 2000. In two different orders, in June 2000 and November 2000, respectively, the Honorable Thomas Eisele of the United States District Court for the Eastern District of Arkansas, Western Division granted defendants' motion and dismissed the consolidated complaint and all of its allegations as being without legal merit.

     Following the November 2000 order by Judge Eisele, the lead plaintiffs appealed to the Eighth Circuit Court of Appeals, and that appeal has now been dismissed. The effect of Judge Eisele's dismissal of the consolidated complaint and the dismissal of the appeal to the Eighth Court of Appeals is that the litigation is now concluded, without any finding of liability, obligation or fault on the part of the Company or any of its officers or directors.

     Clete T. Brewer, Chairman and Chief Executive Officer, said, "We have always stated that this litigation matter was without merit and Judge Eisele's dismissal of the consolidated complaint and the dismissal of the appeal confirm our views in this regard. We are pleased that this matter has been concluded favorably on the Company's behalf, as we continue to transition our corporate headquarters to Wakefield, Massachusetts and focus our resources and energies on our eSolutions business."

About Edgewater Technology, Inc.

Founded in 1992, Edgewater Technology, Inc. is an award-winning e-business consulting and systems integration firm that specializes in providing middle-market companies with tailored solutions for today's Internet-centric environment. Headquartered in Wakefield, Massachusetts, the Company has taken a partnership approach with its clients, targeting strategic, mission-critical applications. Edgewater Technology services its client base by leveraging a combination of leading-edge technologies and proven reengineering techniques provided by its network of national solutions centers strategically positioned across the United States. For further information, visit www.edgewater.com or call 781-246-3343.